

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 7, 2016

Via E-mail
Laurence Winoker
Chief Financial Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, New York 11530

> **Re: Lifetime Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 14, 2016**
> **Response Dated August 22, 2016**
> **File No. 000-19254**

Dear Mr. Winoker:

We have reviewed your August 22, 2016 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Note C – Equity Investments, page F-16

1. We note your response to comment 3 in our letter dated August 9, 2016. Please amend your fiscal year 2015 Form 10-K to include a reconciliation similar to what you provided in your response letter to inform investors (a) of the accounting error in Vasconia's financial statements included as an exhibit to your fiscal year 2014 Form 10-K and (b) that your financial statements reflect the correction of the error in the proper period.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction